===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (RULE 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)*

                               CAREDATA.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   584794109
                                 (CUSIP Number)

                            PHILLIP S. DINGLE, ESQ.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        HEALTHPLAN SERVICES CORPORATION
                               3501 FRONTAGE ROAD
                              TAMPA, FLORIDA 33607
                                 (813) 289-1000
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 MARCH, 1998**
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         NOTE: Schedules filed in paper format shall include a signed original and file copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 6 Pages

---------------
         * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         ** This Amendment relates to dispositions which took place on March 2, 1998 and March 25, 1998.



===============================================================================


---------------- ------------------------------------------------------------------------------------

1                NAME OF REPORTING PERSONS: HEALTHPLAN SERVICES CORPORATION
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 133787901

---------------- ------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) [ ]
                                                                                              (b) [ ]

---------------- ------------------------------------------------------------------------------------
3                SEC USE ONLY

---------------- ------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*
                 N/A (This filing is to report a disposition, not a purchase)

---------------- ------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                 ITEMS 2(d) OR 2(e)                                                               [ ]

---------------- ------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

-------------------------- ---------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
                                      109,732**
        NUMBER OF
         SHARES            ---------- ---------------------------------------------------------------
      BENEFICIALLY         8          SHARED VOTING POWER
        OWNED BY                      0
          EACH             ---------- ---------------------------------------------------------------
        REPORTING          9          SOLE DISPOSITIVE POWER
       PERSON WITH                    109,732**
                           ---------- ---------------------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      0

---------------- ------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 109,732**

---------------- ------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [ ]


---------------- ------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.34%

---------------- ------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 CO

---------------- ------------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!


         **AFTER GIVING EFFECT TO THE DISPOSITIONS REPORTED IN THIS AMENDMENT NO. 1, HEALTHPLAN SERVICES CORPORATION ("HPS") HELD 320,443 SHARES OF THE COMMON STOCK, $.001 PAR VALUE PER SHARE OF CAREDATA.COM, INC. (THE "COMMON STOCK"), WHICH AT THE TIME REPRESENTED APPROXIMATELY 7.13% OF THE OUTSTANDING SHARES OF COMMON STOCK. SUBSEQUENT DISPOSITIONS THROUGH JUNE 1998 BY HPS REDUCED THE HOLDINGS OF HPS TO THE 109,732 SHARES OF COMMON STOCK REFLECTED ABOVE AND WHICH REPRESENT THE CURRENT HOLDINGS OF HPS AS OF THE DATE OF THIS FILING.

                                  INTRODUCTION

         This Amendment No.1 to Schedule 13 D ("Amendment No. 1") is intended to amend and supplement certain information set forth in the Schedule 13D filed on February 7, 1997 (the "Initial Filing") by HealthPlan Services Corporation, a Delaware corporation.


ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Amendment No. 1 relates is the common stock, par value $.001 per share (the "Common Stock"), of Caredata.com, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is Two Piedmont Center, Suite 400, Atlanta, Georgia 30305.

ITEM 2.  IDENTITY AND BACKGROUND

         a) The person filing this Amendment No. 1 is HealthPlan Services Corporation ("HPS").

         b) The address of HPS's principal business office is: 3501 Frontage Road, Tampa, Florida 33607.

         c) HPS is a Delaware corporation engaged in providing marketing, distribution, administrative and cost containment services on behalf of healthcare payors.

         The following persons, all of whom are United States Citizens, are the executive officers and directors of HPS:

         James K. Murray, Jr., Chairman of the Board and Chief Executive Officer of HPS since January 1998, and a director of HPS since October 1994. Mr. Murray's address is 3501 Frontage Road, Tampa, Florida 33607.

         William L. Bennett, Vice Chairman of the Board since January 1998, Chairman of the Board from December 1994 to December 1997, and a director of HPS since August 1994. Mr. Bennett's address is 3501 Frontage Road, Tampa, Florida 33607.

         Joseph A. Califano, Jr., a director of HPS since 1995. Mr. Califano is Chairman and President of The National Center on Addiction and Substance Abuse at Columbia University. Mr. Califano's address is 152 W. 57th Street, 12th Floor, New York, New York 10019.

         Joseph S. DiMartino, a director of HPS since March, 1995. Mr. DiMartino is Chairman of the Board of approximately 168 funds in the Dreyfus Family of Mutal Funds. Mr. DiMartino's address is 22 E. 67th Street, New York, New York 10019.

         Vincent D. Farrell, Jr., a director of HPS since July 1997, is Managing Director and Chief Investment Officer for Spears, Benzak, Salomon & Farrell, a money management firm based in New York. Mr. Farrell's address is 45 Rockefeller Plaza, 33rd Floor, New York, New York 10111.

         John R. Gunn, a director of HPS since November, 1994. Since 1982, Mr. Gunn has served in various capacities for the Memorial Sloan-Kettering Cancer Center, a medical center and research institute, and is currently its Executive Vice President and Chief Operating Officer and a member of its Board of Managers. Mr. Gunn's address is 1275 York Avenue, New York, New York 10021.

         Nancy M. Kane, D.B.A., a director of HPS since November, 1994. Dr. Kane is an author, lecturer, and recognized expert in managed health care. Since 1980, she has been a member of the Harvard School of Public Health facility, where she has served in the Department of Health Policy and Management. Ms. Kane's address is 677 Huntington Avenue, Boston, Massachusetts 02115.

         David Nierenberg, a director of HPS since November, 1994. Mr. Nierenberg is President of Nierenberg Investment Management Co., Inc., an investment management company. Mr. Nierenberg's address is 19605 N.E. 8th Street, Camas, Washington 98607.

         James G. Niven, a director of HPS since November, 1994. Mr. Niven is a Senior Vice President of Sotheby's, an international auction house. He is also a general partner of Pioneer Associates, a venture capital investment company. Mr. Niven's address is 1334 York Avenue, New York, New York 10021.

         Marc I. Perkins, a director of HPS since October, 1997. Mr. Perkins is the Vice Chairman and Chief Executive Officer of Gunther International, a manufacturer of high speed inserting equipment. Mr. Perkins' address is One Winnenden Road, Norwich, Connecticut 06360.

         Arthur F. Weinbach, a director of HPS since February, 1997. Mr. Weinbach is Chairman and Chief Executive Officer of Automatic Data Processing, Inc. ("ADP"). Mr. Weinbach's address is One ADP Boulevard, Roseland, New Jersey 07068.

         Steven V. Hulslander, Executive Vice President and Chief Information Officer of HPS. Mr. Hulslander's address is 3501 Frontage Road, Tampa, Florida 33607.

         Robert R. Parker, a director of HPS since July 1998, is President and Chief Operating Officer of HPS since January 1998. Mr. Parker's address is 3501 Frontage Road, Tampa, Florida 33607.

         Jeffery W. Bak, Executive Vice President - Sales, Marketing, and Business Development of HPS since January 1999. Mr. Bak's address is 3501 Frontage Road, Tampa, Florida 33607.

         Phillip S. Dingle, Executive Vice President and Chief Financial Officer of HPS since January 1999. From August 1996 to December 1998, Mr. Dingle was Senior Vice President and Chief Counsel of HPS. Mr. Dingle's address is 3501 Frontage Road, Tampa, Florida 33607.

         George E. Lucco, Executive Vice President of HPS since October 1994. Mr. Lucco's address is 3401 Morse Crossing, Columbus, Ohio 43219.

         d)- e) During the last five years, neither HPS nor any of the executive officers or directors listed above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 1 relates to the sale by HPS of 100,000 shares of Common Stock on March 2, 1998 and of 60,000 shares of Common Stock on March 25, 1998. Each of these dispositions was effected through brokerage transactions. As a result, the source of funds used by the various purchasers is not known to HPS. Please see Item 5 below for further information on the transactions.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the sale of the 160,000 shares of Common Stock in the March 2, 1998 and March 25, 1998 transactions was to liquidate some of HPS's investment in Caredata.com, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 109,732 shares of Common Stock, representing approximately 1.34% of the outstanding Common Stock.

         (b) HPS holds all of the shares set out in (a) above with sole dispositive power.

         (c) On March 2, 1998, HPS sold 100,000 shares of the Common Stock in a brokerage transaction for $19.25 per share. At the time of such disposition, and after giving effect thereto, HPS held 380,443 shares of Common Stock (approximately 8.47% of the outstanding Common Stock). On March 25, 1998 HPS sold 60,0000 shares of the Common Stock in a brokerage transaction for $22.29 per share. At the time of such disposition, and after giving effect thereto, HPS held 320,443, shares of Common Stock (approximately 7.13% of the outstanding Common Stock). Subsequent dispositions through June 1998 by HPS reduced the holdings of HPS to 109,732 shares of Common Stock, which dispositions are reported in Amendment No. 2 to Schedule 13D (filed immediately following this Amendment No. 1).

         (d) No other person has the right to receive the proceeds from the sale being reported herein.

         (e) HPS ceased to be the beneficial owner of more than five percent of the Shares of the Company on June 11, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Responses to Item 6 of the Initial Filing are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None (No change to Initial Filing)

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        HEALTHPLAN SERVICES CORPORATION


                                        By: /s/ Phillip S. Dingle
                                           ------------------------------------
                                                Phillip S. Dingle
                                                Executive Vice President and
                                                Chief Financial Officer





Date: October 20, 1999